Mail Stop 3561

November 20, 2006

Via Fax & U.S. Mail

Mr. James Doolin
Chief Financial Officer
1223 Wilshire Boulevard, #912
Santa Monica, California 90403

     Re: **Hangman Productions, Inc.**
               Form 10-KSB for the year ended December 31, 2005
               Filed February 22, 2006
               File No. 000-50892

Dear Mr. Doolin:

We have reviewed your response letter dated October 16, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-QSB for the quarter ended June 30, 2006

Note 4. Equity

1. We note from your response to our prior comment 10 that you valued the 750,000 shares of common stock issued to certain officers in exchange for forgiveness of $37,500 in accrued salaries at the price of the most recent offering in January

2004 of $.05 per share. Please explain to us why you believe this was a more appropriate value of the stock rather than the more recent quotes on the OTC Bulletin Board of $.35 per share, as disclosed in Item 5 to the Form 10-KSB for the year ended December 31, 2006. We believe that if the $.35 per share represents the fair value of the shares at the time the stock was issued, the difference between that price per share and the $.05 per share valuation recorded in the transaction, may be additional compensation expense that should be recorded in the quarter ended June 30, 2006. Please advise or revise your financial statements as applicable. Also, please confirm that you will disclose in the notes to the financial statements in future filings, how you determined or calculated the value of the shares.

Form 10-Q for the quarter ended September 30, 2006

Statements of Cash Flows, page 4

2. We note that your presentation of "Non-cash contribution by shareholder" within operating activities of the statements of cash flows. It is unclear to us the reason why the non-cash contribution by shareholder is presented as an adjustment to reconcile net loss to net cash within operating activities since it represents a contribution and further, non-cash activity. Please advise or revise your presentation in future filings to disclose the non-cash item under supplemental cash flow information rather than as an adjustment within operating activities. Refer to paragraph 32 of SFAS No. 95.

3. Reference is made to your presentation of the "increase (decrease) in Loan from Shareholder" within operating activities of the statements of cash flows. Please revise your presentation in future filings to reclassify the amounts representing the increase (decrease) in loan from shareholder to financing activities. Further, proceeds and repayments related to the loan from shareholder should be presented separately on a gross basis rather than as an increase (decrease) in loan from shareholder. If you do believe you should classify such amounts as financing activities, please explain why and provide us with the guidance that supports your accounting treatment. Further, your response should also discuss why the presentation of loans from shareholders is not treated consistently with your statements of cash flows.

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You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief